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CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Seligman Communications and Information Fund, Inc.:

We consent to the incorporation by reference in this Post-Effective Amendment No. 35 to Registration Statement No. 002-80168 on Form N-1A of our report dated February 27, 2009, relating to the financial statements and financial highlights of Seligman Communications and Information Fund, Inc., appearing in the Annual Report on Form N-CSR of Seligman Communications and Information Fund, Inc. for the year ended December 31, 2008, and to the references to us under the headings "Financial Highlights" in the Prospectuses and "Financial Statements" and "General Information - Independent Registered Public Accounting Firm" in the Statement of Additional Information, which are part of such Registration Statement.


/s/ Deloitte & Touche LLP
Deloitte & Touche LLP

New York, New York
July 29, 2009